Trovagene, Inc.

11055 Flintkote Avenue

San Diego, CA 92921

December 13, 2017

VIA EDGAR

United States Securities

and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Christine Westbrook

Re:	Trovagene Inc.

Registration Statement on Form S-1, as amended

File No. 333-221115

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), Trovagene, Inc. (the “Company”) respectfully requests that the effective date of the registration statement referred to above be accelerated so that it will become effective at 5:15 p.m., Eastern Standard Time, on Thursday, December 14, 2017, or as soon thereafter as possible. In connection with this request, the Company hereby acknowledges that:

•	Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the Registration Statement;

•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and

•	The Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you,

TROVAGENE, INC.

By:	/s/ William Welch
Name:	William Welch
Title:	Chief Executive Officer